Gelateria_Naia.mp3 (42m 32s) 3 speakers (Speaker 1, Chris Tan, Trevor Morris)

[0:00:01] Speaker 1: All right. Let's get started. Maybe we can start with both of you guys just introducing yourselves and the roles that you play at Gelateria Naia.

[0:00:12] Chris Tan: Sounds good. I'm Chris. I'm Chris Tan. I'm currently the CEO and president of Naia. Started the company with two other friends, Bobby and Rick, both of them live in Canada, back in 2002. Originally, we thought to open the doors to the Gelateria. We had our own scoop shop in downtown Berkeley, and we were instantly successful. People were streaming through the doors, and things seemed really busy. We had to sort out a lot of problems immediately because of that success, but about a year later, we found Trevor. Trevor is our vice president of operations and another person who has been key to the company in the sense that very early on, we had to rebrand. We were known as a different name before, and he helped us found Naia. We officially sort of took the wraps off our scoop shop on January 1, 2014. 2004, sorry. 2004.

[0:01:20] Speaker 1: 2004?

[0:01:24] Chris Tan: 2004, yeah.

[0:01:24] Speaker 1: I thought you said you started in downtown Berkeley in 2012.

[0:01:28] Chris Tan: 2002.

[0:01:28] Speaker 1: Oh, I'm sorry. 2002, sorry. Then, Trevor came on 2003, correct?

[0:01:34] Chris Tan: Mm-hmm (affirmative).

[0:01:34] Speaker 1: Okay.

[0:01:38] Chris Tan: Trevor?

[0:01:38] Trevor Morris: Well, you introduced me, so Trevor Morris. I started 2003, and I'm a restaurant and food veteran. That's all I've done all my life
....

[0:01:46] Speaker 1: Cool.

[0:01:46] Trevor Morris: ... And actually grew up on a dairy in Idaho milking cows.

[0:01:50] Speaker 1: Cool. You said in 2002, you opened a scoop shop, so what was ... In 2004 was the rebranding?

[0:02:00] Chris Tan: Rebranding. Okay. Yeah.

[0:02:00] Speaker 1: Maybe you could talk very briefly through the history of Naia. From rebranding and opening up in 2004, 14 years later in 2018, where has that journey taken you?

[0:02:12] Chris Tan: You want to take the first answer?

[0:02:14] Trevor Morris: Sure. We started out as a scoop shop. We made gelato in the back and sold it out the front. We did quite well at that. So well, in fact, that a lot of people started doing what we were doing. When we started out, we were just one of four in the city of Berkeley that was making ice cream. We were, in fact, the only people who were making it from scratch in that manner. 10 years later when our lease was up in Berkeley, we were one of 22 businesses doing either frozen yogurt or ice cream or gelato. We're pretty proud that we helped changed that landscape, but when that 10 years was up, it was time for us to move on. In the intervening years, we started working with people like Whole Foods, selling our gelato in their stores, meaning that a shopper at Whole Foods could get a scoop of our gelato in their stores. It would actually be scooped out to you, and you'd walk around in a cup and eat it. But as things changed at Whole Foods, they stopped putting in scoop shops in their stores, and they needed something different from us. So, we decided instead of doing a pint, which we saw as a very crowded market, that we would do a novelty, and that's how we came out with Bar Gelato. Bar Gelato for us was another instant hit, and-

[0:03:42] Speaker 1: Now, when was that?

[0:03:43] Trevor Morris: That was in 2011.

[0:03:44] Speaker 1: Okay.

[0:03:46] Trevor Morris: At one point, we were at five stores, so we had five shops.

[0:03:50] Speaker 1: Five Whole Foods stores?

[0:03:51] Trevor Morris: Five Gelaterias-

[0:03:52] Speaker 1: Got it.

[0:03:52] Trevor Morris: ... Of our own. Then, we grew to where we were in four Whole Foods with our bars. They told us if we could reach a certain sales level within a year, they would call it a success, and we reached that yearly sales level in one month.

[0:04:08] Speaker 1: Wow.

[0:04:09] Trevor Morris: Then, they put us in all the Whole Foods in Northern California, and we had to become a pretty good delivery company to deliver to all the Whole Foods in Northern California. Then as we grew, we started adding accounts besides Whole Foods. Today, we're at about 275 accounts where we sell Bar Gelato to.

[0:04:32] Speaker 1: Is that throughout California or

[0:04:35] Trevor Morris: All Northern California.

[0:04:37] Speaker 1: Northern California.

[0:04:39] Trevor Morris: Northern California, yep. We also became a pretty good delivery company and decided that, to help make those trucks make a little money, that we would also start distributing other people's products. If we were already going to these stores, carrying our product, we should carry someone else's as well. So, we distributed products like McConnell's Ice Cream, Humphry Slocombe, Clover Ice Cream, and Double Rainbow.

[0:05:10] Speaker 1: Is that a potential competition, to be distributing other ice cream?

[0:05:18] Trevor Morris: While it seems like it is, we can't stop grocery stores from selling other people's product. What we can do though is make a little money selling their product into that store and helping defray the cost from our own distribution. Once our competitors' products are on our truck though, we treat them as if they're our own because it is a ... It's a very competitive business, but you'd be surprised how many people in the ice cream business help each other out.

[0:05:51] Speaker 1: What percentage of revenue comes from you selling to those 275 accounts versus the distribution of other ice cream products, and are there other revenue streams as well?

[0:06:02] Chris Tan: Mm-hmm (affirmative). We do have the financials to give you an exact number, but I think it's better to just talk in, for the purposes of this-

[0:06:08] Speaker 1: Right.

[0:06:09] Chris Tan: Just kind of vague? No.

[0:06:11] Speaker 1: Yeah. General Yeah.

[0:06:16] Chris Tan: Because our annual revenues are about 2.8 to .9 million, I would say that about a million of that is coming from the distribution of third-party products. One over three, basically.

[0:06:30] Speaker 1: Got it. How's that 2.8 million trended over time?

[0:06:37] Chris Tan: Because we have ... One piece of Naia's history that Trevor missed too was that once we launched the Bar Gelato ... Again, we launched this because it was, I would say, different from other ice creams. It wasn't another pint on the shelf. If you go into Whole Foods, you're going to see like 50 brands on a shelf of pints, everything from Three Twins to Double Rainbow to Breyers to Dreyer's. We thought, "If we have this bunker here, and we have single-serve gelato on a stick, it's very unique ..." We were thankfully kind of right. Clover Sonoma, Clover Stornetta back then, is a local dairy out of Petaluma. Very large local dairy, and they approached us. They said, "Look, we really like your bars." I mean, these are flavors that ... I hope Trevor brought something. I'm not sure what ... What did you bring? Some bars?

[0:07:34] Trevor Morris: Yeah.

[0:07:38] Chris Tan: Yeah, okay. They have a unique flavor in part because for 15 years, we've been working with a lot of local producers in Northern California. We're just really fortunate enough that we can get fruits, everything from cherries to blood oranges to tangelos to ... Then, coffee roasters. I mean, we work with Blue Bottle and Ritual Roasters. We've worked with Philz and pistachios grown in California, so we've got some really, really great fruits, nuts, and dairies in the region. I think that that does add to a fresher product. Even though all ice cream is relatively fresh because it's frozen, but when you actually churn in products from these local food artisans and food farmers, it tastes a little bit different. At least, that's what Clover told us. They said, "Can you take our milk, and could you make an ice cream from it?" So, that sort of encapsulated for us that, even though we had our Naia product that we were selling and distributing, we really broke out what it is that we do as a company after this 12 years at the time, which was we do R&D. We do development. We formulate flavors. As Trevor said, when we started, no one else made their product from scratch. We did it out of necessity, but in doing that, we had to learn the science behind it. We had to learn the art behind it. Unfortunately, a lot of people have this impression that gelato is a very romantic food in Italy, and it's kind of one of those things that's really far from the truth in the sense that it's a multi-billion Euro industry out there. Their vision a lot in Italy is that every 7-Eleven, any mom-and-pop shop, should be able to buy a bag of powder, add some water, put it into a magic machine, and press for gelato. For us, it's always been more let's work with ... Let's be regional like the Italians. Let's get local pistachios or local tangelos and local chocolate from TCHO or Guittard. All these folks are very local to us. Let's freeze it and capture it in a frozen form. So, we do need to do the R&D. A second stage ... That's the first stage. The second stage would be the manufacturing. We have our pilot plant up in Hercules, and then the third part is distribution. We started realizing, well, this is all you really need to come up with a jummy ice cream, and Clover saw the same thing. They said, "Look, you do the R&D. Can you figure out the manufacturing for us? Can you do the ... Can you do the distribution for us? Can you be our exclusive distributor for the product?" We started doing that. So, it wasn't under the Naia brand. It was under the Clover brand.

[0:10:36] Speaker 1: Got it.

[0:10:37] Chris Tan: But again, because we have the know-how, we have our manufacturing facility, we have our distribution, have a side business unit, we could then provide these services and help defray some of our overhead.

[0:10:50] Speaker 1: But that's all done through the Naia C corp?

[0:10:55] Chris Tan: Yes, exactly. Yeah, you're buying into the whole ...

[0:10:57] Speaker 1: Shebang. But it's branded as Clover Sonoma ice cream?

[0:11:02] Chris Tan: The ice cream itself is Clover Sonoma. They sort of put up the capital and the marketing and the packaging, and then we would take care of the rest. Then, we did that not only with Clover, but we did that with an almond milk.

[0:11:16] Speaker 1: When did this ... When did Clover approach you, and when did that happen?

[0:11:20] Chris Tan: It was like 2013

[0:11:21] Speaker 1: Okay, and that's continuing today?

[0:11:27] Chris Tan: The product that we developed for them, they have gone in a different direction. That product was on the market for two or three years, but we still maintain the distribution relationship. Then, they're still looking at launching a different product. The product that we developed for them was an organic product because we are a certified organic facility, and we've got good, organic features. But now their focus is much more on value, so they're focusing on a conventional product.

[0:11:57] Speaker 1: Value, you mean, kind of low priced?

[0:11:59] Chris Tan: Lower priced, right.

[0:12:01] Speaker 1: Are you still doing that, would you call it, white labeling? Are you still ... Is that still a part of that 2.8 million?

[0:12:08] Chris Tan: Yeah, yeah. It's a big piece of it.

[0:12:12] Speaker 1: But other companies other than Clover.

[0:12:14] Chris Tan: Exactly. As an example, Bellwether Farms is another local creamery in Petaluma. They do sheep's milk ricotta and excellent sheep's milk yogurt, too. They were thinking, "Could we do a sheep's milk ice cream?" So, the same sort of thing applied in terms of us being developer, manufacturer, and a distributor. I think what we started finding was that the weak piece for us, and the reason why we're looking for, in part, the 2.8 million, is just that when we look at the services that we can provide, R&D, manufacturing, distribution, the manufacturing piece of it was where we were meeting up against capacity. Partly because we're getting busy for our Naia products, but partly because we also have other folks who want to have a craft product that is made in a clean fashion and made in a competent fashion. The unique piece of
.... The unique opportunity for us is that our neighbor in Hercules were retiring. So, they were like, "Could we Could we offer this property to you before we go to market

[0:13:31] Speaker 1: Just before we get to that phase ... 2.8 million total revenue. You said one million coming from distribution. The remaining 1.8 million, how does that break down between Naia products and the white labeling of, like, Bellwether Farms and other brands?

[0:13:48] Chris Tan: Sure. One million down in the third-party distribution. Probably about 200, 300,000 in the R&D formulation. Right now, we just don't have capacity to take them on for manufacturing, so we've had to actually pass them on to friends of ours.

[0:14:03] Speaker 1: Got it. So then, one and a half million or so for Naia-

[0:14:07] Chris Tan: Yes.

[0:14:07] Speaker 1: ... The brand.

[0:14:08] Chris Tan: Exactly.

[0:14:09] Speaker 1: Is that one and a half million ... Is that all in the Bar Gelato, or are there other products? How does that break down?

[0:14:14] Chris Tan: Many business units. Yeah, so we actually have been closing and have now successfully closed our North Beach store. So, there was probably-

[0:14:24] Speaker 1: Was that the last one?

[0:14:24] Chris Tan: That was the last one of the five. Yep. That was running between 200, 300,000 a year. Then, Bar Gelato is the bulk of it. That is our flagship product, 800 to 900,000 right now. Then, the rest of it, we actually do tubs. Trevor, did you bring just bars?

[0:14:46] Trevor Morris: Just bars.

[0:14:47] Chris Tan: Okay. We have tubs and pints.

[0:14:51] Speaker 1: Okay. Cool.

[0:14:58] Trevor Morris: Need to paraphrase. The money raised will allow us to expand the kitchen so that we can co-pack more of the products that we're doing research and development for. Then, we'll also be able to help other entrepreneurs get up off the ground. The ice cream business is becoming more regulated. It's going to be harder for people to start their own ice cream business because of the high overhead involved with the kitchen requirements that are much stricter than a normal community kitchen. This kitchen will allow us to bring people in and make their products for them.

[0:15:32] Speaker 1: You guys are very collaborative on the distribution and then also helping these future competitors get off the ground. What would you say to that? Do you see what I mean?

[0:15:45] Trevor Morris: Sure. Again, it's we can't stop people from competing against us, but what we can do is try and earn some money while they're trying to make money on their own. Certainly, we got help from other people when we got started, and together, we can all make better products, which is important.

[0:16:08] Chris Tan: I think also it's we have, through the school of hard knocks, learned that Northern California is a pretty special ecosphere for food businesses and that it is definitely possible for us to even incubate some brands here that will do well nationally, and we can do well nationally. I mean, if you go to whatever supermarket that you go to, you're going to ... There's zero probability that when you go the freezer elements, you have one brand of ice cream. They need to have more brands as well. It doesn't mean that we aren't cognizant of direct competitors. There have been folks who have come to us

[0:16:54] Trevor Morris: We do turn businesses away that

[0:16:56] Chris Tan: Yeah, because we ... It's funny because sometimes they're surprised. They're like, "Oh, really, we compete?" We're like, "Actually, you do," because after 16 years, you get a feel for what it is that is our edge and what it is that we are competitive for. Then, there are folks who look like they're doing exactly the same thing. Bellwether Farms wanted to call their product gelato. We didn't have problem with it.

[0:17:21] Speaker 1: So

[0:17:25] Chris Tan: Okay. Just that we have to tread carefully, but at the same time, there is a lot of overhead that can be resolved with partnership and collaboration.

[0:17:37] Speaker 1: On that topic of your kind of unique differentiator in a crowded sector, what is that for Naia? What is that that you guys have that makes you unique?

[0:17:56] Trevor Morris: One those things is just product innovation, trying to do products that people haven't done before. But also, our focus is really just on quality, making products that taste really great. It's very seductive to try and chase this idea of making the most unique flavors and the wackiest flavors and the craziest products out there. Those get a lot of attention, but in the long run, they don't sell quite as well as just doing products that taste really good. There's some products that are hitting the shelves in some of the grocery stores we know about that get a lot of excitement, and people talk about it, and then our gelato bars are just very quietly outselling them because it's a good product.

[0:18:43] Speaker 1: Love it. So, quality and innovation. On the innovation side, the Bar Gelato was innovative back in 2013, I think you said.

[0:18:54] Chris Tan: 2011.

[0:18:54] Speaker 1: 2011, sorry. What are the other innovations? Is it mostly around flavors then, or ...

[0:19:00] Trevor Morris: Doing different flavors, but also ... Ice cream at its purest is a novelty in itself, so we're always having to come out with new ideas and also just improving on things that are already out there. Currently, we're working on an ice cream cake or a gelato cake that is simply better than just something that's available, and then also gelato sandwiches which are simply better than ones that are already available.

[0:19:32] Speaker 1: I like that. Simply better is ... Yeah. Sorry, Chris.

[0:19:37] Chris Tan: I was just going to say that, just to explain two phrases. One is our mission statement, and one is our sort of tagline. Our mission statement is that Naia is all about real good ice cream. For us, all is we are fairly unique that we do this sort of vertical integration to the approach. I mean, a lot of food businesses in this era are a couple MBAs, you find co-packer, and really focus on brand mechanics. Nothing wrong with that. Brand mechanics are important. But where we can really generate ... Rather than going to a factory and just trying to figure out, like edge cases in a factory that sort of differentiate the product ... When you start from the ground up and made it your own product, and you understand everything about freezing point depression and overrun and all the technical things, you really can come up with better ways to integrate the local food shed that we have here. Just one example would be Bellwether Farms. They make a great sheep's milk yogurt. This might not be something that you want transcribed, but it's that they said, "How do we make sheep's milk yogurt frozen? Can we just put it in a freezer with some jam? I mean, that seems good." You could start with that. That's a good idea, but why don't we do this? Why don't we do something that's never been done before? We are going to come up with a legal, safe way to take your yogurt and preserve the probiotics in it so that we will never heat up the probiotics. It's never been done in the industry. Breyer's doesn't do it. Dreyer's doesn't do it. Partly because they don't understand the value of that. We understand it because we're consumers in Northern California, and so we understand people kind of like to keep the probiotics alive. So, we came up with a very different technique that no one had seen before, where we keep those probiotics alive. We basically add their yogurt in a very simple and natural way, and the product tastes outstanding.

[0:21:56] Speaker 1: I love that. It is a great ... We definitely should transcribe that. I think the specific example would be great, the illustration of the general point which is that when you are in the full, from R&D to manufacturing all the way through distribution you try and control quality throughout the lifecycle. This is a dumb question that I should have asked at the start, but what is the difference ... Is there a difference between gelato and ice cream?

[0:22:21] Trevor Morris: Yes. Sure. In the United States, products like ice cream are heavily regulated. There has to be a certain percentage of butterfat and a certain percentage of overrun, meaning the air that's in there, for it to qualify as ice cream. Where ice cream has to be 10% butterfat, true gelato like ours would be under 10%, and ours is about 6.5% butterfat. Our overrun, which is the amount of air that's in there, is much lower, which means the product's more dense. Milk comes out of the cow at about 4.5% butterfat, and then a Ben & Jerry's would be somewhere on the order of 14 to 16% butterfat. So, you can see how much different 6.5 is from 16. Our mouth loves the feel of butterfat. That's one of the reasons everyone likes ice cream, but with gelato, with lower butterfat, it's much more about the flavor because that butterfat will also mask flavors. It's one of the reasons products like Ben & Jerry's focus on inclusions or chunky stuff in there, whereas we can focus on more subtle flavors that'll really shine through in our product rather than a high-butterfat product.

[0:23:37] Speaker 1: And that means that gelato is healthy?

[0:23:41] Trevor Morris: It's certainly not health food, but yeah, it does have less fat in it. Because of that, we can also put in less sugar. Sugar's a function. You need that sugar to balance out the fat. If you don't have so much fat, you don't have to have so much sugar.

[0:23:54] Speaker 1: Cool. Thank you.

[0:23:55] Trevor Morris: Yep.

[0:23:56] Chris Tan: The reason the Italians do it is not to be on diet food, but because for them, if you're going to have a pistachio gelato ... If you have a pistachio ice cream, like a Ben & Jerry's pistachio ice cream, it's basically like this white ice cream with only a few pistachios that you're, "Okay, yeah, that's pistachio. I get it," but the Italians ... They really want you to feel that you're eating pistachios, and so because that butterfat's not there, you're getting very, very ... It becomes a key ingredient rather than just sort of a flavor added, so that it's ... Then, we've been able to innovate on that front, too, because people taste the product. They're like, "Well, this doesn't taste like normal pistachio ice cream. This is different."

[0:24:37] Speaker 1: It actually tastes like pistachio.

[0:24:41] Chris Tan: Exactly.

[0:24:41] Speaker 1: Maybe we should transition to talking about the brand, the Naia brand, and obviously there's other components of your revenues and business, but for the ... You mentioned one and a half million or so of Naia. Talk to us about the brand, and I guess relate it to your consumers.

[0:25:04] Chris Tan: Sure. The motto, actually the tagline I wanted to share with you-

[0:25:09] Speaker 1: Oh, sorry. Yeah.

[0:25:10] Chris Tan: It actually dovetails really nicely. It's Truth in Flavor. Part of that is because the nature of gelato, but part of that is because we're just very proud of our relationship with our chocolate folks and with our coffee folks. It turns out that gelato can be a little bit of a switchboard to all of these flavors coming together, and so we'll often have these ... We've had events in the past where we'll actually bring the founder of with the founder of Scharffen Berger Chocolate with the founder at St. George Spirits, which is a craft distillery in Alameda. Just, again, very fortunate to have access locally with so many great people who are good in their own right and then just try to express their product in gelato form. Do you want to speak more to the brand, Trevor?

[0:26:10] Trevor Morris: As a brand, like Chris said, we're just about trying to make great products. That's really our focus. We're not so much about selling ourselves as people or-

[0:26:23] Chris Tan: Pedigree.

[0:26:24] Trevor Morris: ... Or that we're famous chefs. We just focus on making great product

[0:26:30] Speaker 1: How do you guys ... On the shelf, for the pints, just because it's easier to compare ... How does the price point stack up against like a Ben & Jerry's?

[0:26:42] Trevor Morris: The company ... Because we also distribute other people's products, our knowledge of pricing is a lot deeper because we don't just know pricing on our products. We get to see behind the scenes on how other products do, whether they're higher priced or lower priced. Sometimes a product that's higher priced will sell more simply because it is higher priced. People want to check it out and try it. We've been able to gain a lot of knowledge just through experience in that regard.

[0:27:13] Chris Tan: To answer your question more directly, we've tried pricing as a message, and we've tried value for consumers, and we've tried everywhere in between

[0:27:24] Speaker 1: When you said pricing as a message, you mean like-

[0:27:26] Chris Tan: Premium price

[0:27:28] Speaker 1: quality.

[0:27:29] Chris Tan: That's usually the motto of a brand who wants to sell their pint for 9.99 and just-

[0:27:36] Trevor Morris: Or 12.99.

[0:27:37] Chris Tan: Or 12.99 and be proud of it. It's like, it will sell. I mean, I think there's a novelty factor to that high-priced product, but eventually ... It's not enough just to get it off the shelf once. I mean, we feel that the strength of CPG to a certain extent is getting off the shelf multiple times, and I think ... And also understanding that we are unique in that we're on Church Street in San Francisco. People here might pay for 9.99 on a pint, but I mean, it's also got to sell in Kansas. Our vision is to scale, and our vision is that we've got pay our coffee roaster and our chocolatier and everyone else. There's the right price, but we don't think it should be so inaccessible. That is a strong reason for the raise with the enhanced kitchen, the enhanced plant. We can dramatically decrease our cost of goods.

[0:28:43] Speaker 1: Through economies of scale

[0:28:43] Chris Tan: Through economies of scale, exactly. For us, it's also the machinery, too. It's more of automatic machinery rather than a manual ... A batch machinery. It's a continuous machinery. For us, the target for a pint would be between 4.99 and 5.99. That is not cheap, but it's not 9.99, which is where we sort of ... Nine to 12.99 is sort of like that really high-end stuff. We also believe very strongly in the power of TPRs, temporary price reductions, which is whenever you go to the supermarket and you see the yellow tag. Some people get driven by that, myself included, so we would discount much further down from that.

[0:29:34] Speaker 1: What gross margins are you making on the full price?

[0:29:40] Chris Tan: Projected with the plant or current-

[0:29:42] Speaker 1: Both.

[0:29:43] Chris Tan: Currently, we're probably fortunate that Trevor's team and his background in operations is that he can take a labor force and squeeze pretty good capacity out of them. So, I wouldn't be uncomfortable saying that it is currently at a 50 margin, but I think we can do much better with get down to 35, although that's ... I'm not sure I want to publish that, again, but that's where we're thinking.

[0:30:21] Speaker 1: 35 ...

[0:30:21] Chris Tan: The cost of 35

[0:30:22] Speaker 1: Cents on the dollar 65.

[0:30:24] Chris Tan: Yeah, exactly.

[0:30:25] Speaker 1: Got it. Yeah, and we can ... Obviously, we'll decide what you want to kind of say so the

[0:30:34] Chris Tan: Yeah. I mean, we do think about it a lot, and for us to get the bank loan, we had to nail it down. It's just sometimes we just want to make sure that we disclose appropriately.

[0:30:47] Speaker 1: Right, yeah. Cool. You mentioned 2.8 million in revenue last year. Are you guys profitable? Like net profit?

[0:30:59] Chris Tan: In terms of ... It was like 2.88 2.9 million.

[0:31:00] Speaker 1: Oh.

[0:31:00] Chris Tan: It was like an EBITDA of $36,000, so it was like ...

[0:31:11] Speaker 1: The profit was 36,000?

[0:31:13] Chris Tan: I'm sorry, earnings before interest, taxes, depreciation, and amortization

[0:31:16] Speaker 1: Got it.

[0:31:18] Chris Tan: So, when you took a look at the cashflow of the business, it was negative without going to various vehicles like the high-interest loans that we incurred. So, part of what this loan is doing, too, is it's wiping out that high-payment debt and sort of really addressing it in a very positive manner.

[0:31:46] Speaker 1: So, the-

[0:31:47] Chris Tan: Borderline EBITDA is the answer to your question.

[0:31:49] Speaker 1: Got it. But obviously with the investment, then you've mentioned kind of several bullet points about how that can increase that profit.

[0:32:01] Chris Tan: Yep, exactly. So, the cashflow on this profitability, the loan, refinances all ... Actually, it refinances all of our debt. Some of the debt in the past has been SBA loans, which is decent debt. Some of the debt has been leases and vehicle leases, especially if you extended our distribution where they're just really high payments. They probably are fined, like, 12%, which is kind of high for loans. Then, we have also the ... We just need to make payroll, and so we'll just pull it from this credit card, and now it's at 28%. That's bad. So, we have this whole spectrum of debt. They just wipe it out and stretch it out over 25 years, which gives us the cashflow that ... Instead of making 28,000 in monthly payments, we would be making 13,000 in monthly payments and have the benefit of lower cost because of the improved manufacturing facility.

[0:33:03] Speaker 1: Yeah, and it's kind of economies of scale and the sourcing, and then increased production, and you're making good margins

[0:33:09] Chris Tan: Yeah, and it also includes working capital to address the inventory for economies of scale, so it's a very ... It's a pretty sophisticated loan for it to be an SBA loan, which is a very happy loan for businesses. Yeah, we're really fortunate.

[0:33:27] Speaker 1: Just for the transcription, so can you just ... You mentioned this on the phone that it's two million dollars alone, and then you're looking at raising around a half million in equity.

[0:33:41] Chris Tan: Exactly. That's the rough amount. It's 1.9 and 450, but I think it's ... I think probably what we should do is shift up and take two million and half a million, which is Right?

[0:33:55] Speaker 1: You mentioned you have a team of 30 people. How does that break down?

[0:34:01] Chris Tan: Sure. Trevor and I are the founders on the ground. I'd like to mention the other two fellows are up in Canada. Then, we've got a good management team-

[0:34:14] Trevor Morris: Go ahead.

[0:34:15] Chris Tan: No, Trevor. You go ahead.

[0:34:16] Trevor Morris: No, because I'm trying to count.

[0:34:20] Chris Tan: Okay. Well, we'll go with the rambler. We have a ... We've got a sales manager, Craig. We've got a distribution manager We've got a-

[0:34:35] Trevor Morris: Production manager.

[0:34:35] Chris Tan: ... Production manager, and we've got an account manager. Those are the four teams that break out. Then from there, I would say that the driver team is six people now, and the production team is-

[0:34:49] Trevor Morris: Six also.

[0:34:50] Chris Tan: ... Six also. Then, accounting team has-

[0:34:53] Trevor Morris: Three.

[0:34:54] Chris Tan: ... Three there.

[0:34:55] Speaker 1: And the sales?

[0:34:56] Chris Tan: Sales? We sort of contract. We found that we can outsource that if we need to. Right now, he's- He's just had ... He's got 30 years' experience in Northern California with retailers, like everyone from Safeway, down to down to He knows a lot of the scene. He's pretty ably handling it. When we scale out of Northern California, that's where we'll ...

[0:35:26] Speaker 1: Great. That was the last question that I had, and then if you guys want to add anything at the end. In terms of plans, what's next? You've talked about Kansas and other kind of geographic

[0:35:43] Chris Tan: We're not going to go straight to Kansas.

[0:35:43] Speaker 1: We're going to bypass the states in the middle, go straight from Northern California to Kansas.

[0:35:47] Chris Tan: Exactly. Forget about L.A. And Those guys Trevor, can you just show what the product looks like?

[0:35:55] Trevor Morris: For us, our gelato is going to be the real product that we're going to push out. Bar Gelato's already done so well for us here in Northern California, but how we're selling it now out of the freezer, the grab and go ... It's great for sales, but it's very hard to distribute that product in other places.

[0:36:14] Chris Tan: This is the right here.

[0:36:17] Trevor Morris: What we're going to do is put our bars into boxes and put them on the shelf in more of a traditional format, but we've been waiting to figure out a way to do this that, like we said, speaks to our brand, how we do things that are innovative. One of the things that we've learned over the years from ice cream veterans is that, while people like variety, if there's one flavor in a variety box that they don't want, they won't buy the box. So, it's always a real challenge for producers to figure out how to do multiple flavors in boxes. What they generally tend to do is not do varieties, so each box is one flavor. Consumers prefer multiple flavors.

[0:36:55] Speaker 1: Interesting.

[0:36:56] Trevor Morris: One of the ideas that we had was to make multiple flavors but on the same theme.

[0:37:02] Speaker 1: Oh, cool.

[0:37:02] Trevor Morris: So, if you like coffee, there are going to be three different kinds of coffee bars. If you like chocolate, there are going to be three different kinds of chocolate bars citrus.

[0:37:11] Speaker 1: That's really cool.

[0:37:11] Trevor Morris: Then that way, we can produce a limited amount of SKUs, a limited amount of boxes, but those boxes will each have variety in them. We've already gotten a lot of feedback on this, and people are very excited for us to get this going, including Safeway. This is where-

[0:37:29] Speaker 1: Are you in Safeway today?

[0:37:31] Trevor Morris: Currently we are, yes. But they're also looking for a way to scale us because they know their freezers don't scale very well either.

[0:37:39] Speaker 1: Scale you in kind of larger geographic distribution?

[0:37:42] Trevor Morris: Mm-hmm (affirmative). Yeah.

[0:37:43] Chris Tan: More sort of storage

[0:37:43] Trevor Morris: Having this new kitchen will allow us to meet this capacity easier. Right now, we can do product in pints, or we can do product in bars. We can't do both products in the same day. We just don't have the-

[0:38:02] Speaker 1: Now you will be able to?

[0:38:03] Trevor Morris: With the new kitchen, we'll be able to. Yeah.

[0:38:04] Speaker 1: Ah. What percentage increase in your volume does the new kitchen give you?

[0:38:14] Trevor Morris: Right now, we're doing bars about a hundred ... Or no, about 80 days out of the year. Then, this will allow us to do it year round, so whenever-

[0:38:27] Chris Tan: Four X.

[0:38:28] Trevor Morris: Four X, yeah.

[0:38:29] Chris Tan: More importantly, too, is the pints themselves. That will certainly ... Right now, Trevor's team in a day could do

[0:38:38] Trevor Morris: Oh, gosh. We could do 110 cases maybe? This'll allow us to do like 600 cases.

[0:38:43] Speaker 1: Oh, wow, so that's a huge ... I didn't realize it was that big of an increase in capacity.

[0:38:48] Trevor Morris: Because this'll use the same technology we use now, which is very reliable. But this will go from making product in batches, one batch at a time, to making it continuously, meaning the machine will run all day. There will be no batches that we have to keep starting over again. That's key to really ... I mean, it'll use the same amount of people. We'll be hiring people for the kitchen in general, but this allows us to make the product less expensive as well because this maintains the same amount people to operate this machinery and do five, six times as much.

[0:39:22] Speaker 1: That's a huge increase in the quantity that you can produce. How confident are you that you'll have the demand to meet the supply?

[0:39:32] Trevor Morris: We already have that problem now in terms of some of the people we've talked about doing research and development for ... We've created products for some of our companies that work for us, and we've immediately had to outsource them to other co-packers because we couldn't make their product. Having one or two of these brands will allow us to fill in that space very quickly. Depending on how products are selling, we'll just be able to pick and choose what will help us. Maybe we'll have a product that we make a lot of. Or, as our business grows, maybe we would pass them on to someone else and fill in our gaps with a product that doesn't sell as well, but that way, we'll always have a full kitchen.

[0:40:14] Chris Tan: I think it ties together your earlier question about enabling competitors and helping ourselves. For here, it really ... A very, very typical crisis story for a food company is sort of Field of Dreams, build it and just hope that you're going to ... Because immediately, the day that you build it, you've got the overhead the revenue. So for us, it's really being able to say, "Well gosh, we already know three people who are pretty intimate with us." It's not just pie in the sky, but rather ... We know Bellwether Farms, and then we know that they ... If anything, the early reaction to the product has been very positive, so we can just see that that will really help us right at the start so that we can start out with other products to make. Then, as our product grows in demand, we can slowly control that migration a little bit better for ourselves.

[0:41:17] Trevor Morris: Although we don't have plans to expand our distribution ... We're going to keep our distribution very small, but because we have that distribution piece, when we go to make someone's product, we can instantly get it on shelves because we're the distributor as well. As long as there's some stores that want it, even if it's only five stores on the first day ... Other distributors would say, "You only have five stores. We're not interested," but we're already going to those stores, so we could start selling it on day one.

[0:41:46] Speaker 1: Great. That's all the questions I have. Is there anything else that you guys would want to make sure you definitely get across?

[0:41:55] Chris Tan: Just going through the deck. I think that covers the main points, right Trevor? I mean-

[0:42:19] Trevor Morris: Mm-hmm (affirmative).

[0:42:20] Chris Tan: There's all this supporting stuff, and we've been around for 16 years, but I think in the interest of brevity and ...

[0:42:30] Speaker 1: All right. Let's wrap it up.  [0:42:31]